                                                                    EXHIBIT 99.2

Investor Relations Contacts:
Roni Gavrielov                            Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations              KCSA Strategic Communications
+972-3-516-7620                           212-896-1249/212-896-1236
roni@km-ir.co.il                          jgoldberger@kcsa.com / mcsaby@kcsa.com

                          SHAMIR OPTICAL INDUSTRY LTD.
                       REPORTS FIRST QUARTER 2010 RESULTS

                    --REVENUE INCREASED 18.2% YEAR-OVER-YEAR
                   --NET INCOME INCREASED 78.3% YEAR-OVER-YEAR

     KIBBUTZ SHAMIR, ISRAEL, MAY 10, 2010 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the ophthalmic lens market, today announced unaudited financial results for the first quarter ended March 31, 2010.

     For the quarter ended March 31, 2010, revenues increased 18.2% to $40.1 million, compared with revenues of $33.9 million for the same period in 2009.
Gross profit for the quarter was $21.8 million, or 54.5% of revenues, compared with gross profit of $17.9 million, or 52.6% of revenues for the same period last year.

     For the quarter ended March 31, 2010, operating income increased 41.3% to
$5.5 million, or 13.6% of revenues, compared with operating income of $3.9 million, or 11.4% of revenues for the same period last year.

     Net income for the quarter increased 78.3% to $3.9 million, compared with net income of $2.2 million for the same period in 2009. Net income attributable to Shamir's shareholders was $3.7 million or $0.22 per diluted share, compared with $2.1 million or $0.13 per diluted share for the same period in 2009.

     As of March 31, 2010, the Company had cash and cash equivalents, including short-term investments of $30.1 million.

     Commenting on first quarter results, Amos Netzer, chief executive officer of Shamir, said, "Shamir had a strong first quarter 2010 across all of its major operating regions. Our favorable results reflect the progress we continue to achieve throughout our operations, which includes the strengthening of our brand as well as the improvements we have made in our sales and manufacturing capabilities. The investments we have made in both people and geographic expansion have allowed us to increase our market share."

     For the fiscal year ending December 31, 2010, Shamir confirmed its previous estimate for 2010 revenue growth in the range of 8%-12%, under the assumption of
December 2009 exchange rates.

SHAMIR / PAGE 2

CONFERENCE CALL:

     Shamir has scheduled a conference call for 10:00 a.m. ET today to discuss first quarter results. To participate in the call, please dial (888) 562-3356
(U.S. and Canada) or (973) 582-2700 (International). The conference ID for this event is 72108068. For those unable to participate there will be replay available from 1:00 p.m. ET on May 10, 2010 through 11:59 p.m. EDT, May 17,
2010. Please call: (800) 642-1687 (U.S. and Canada) (706) 645-9291
(International). The ID code for the replay is 72108068.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Autograph(TM) and
Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye
Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)
================================================================================

SHAMIR OPTICAL INDUSTRY LTD.

Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                            As of December 31, As of March 31,
                                                                  2009              2010
                                                                ---------         ---------
                                                               (Unaudited)       (Unaudited)

CURRENT ASSETS:
Cash and cash equivalents                                       $  19,929         $  16,605
Short-term investment                                              11,679            13,539
Trade receivables (1)                                              33,648            37,574
Other receivables and prepaid expenses                              7,918             8,423
Inventory                                                          26,946            25,587
                                                                ---------         ---------
   TOTAL CURRENT ASSETS                                           100,120           101,728

LONG-TERM INVESTMENTS:
Severance pay fund                                                  2,909             2,979
Long-term receivables                                                 427               415
Investments in affiliates                                           1,306             1,298
                                                                ---------         ---------
   TOTAL LONG-TERM INVESTMENTS                                      4,642             4,692

PROPERTY, PLANT AND EQUIPMENT, NET                                 38,568            36,736
OTHER ASSETS                                                        7,439             7,022
GOODWILL                                                           12,945            13,366
                                                                ---------         ---------
   TOTAL ASSETS                                                 $ 163,714         $ 163,544
                                                                =========         =========

CURRENT LIABILITIES:
Short-term bank credit and loans                                $  11,033         $   8,874
Current maturities of long-term loans                               6,879             5,873
Trade payables                                                     11,680            11,719
Accrued expenses and other liabilities                             15,447            15,061
                                                                ---------         ---------
   TOTAL CURRENT LIABILITIES                                       45,039            41,527

LONG-TERM LIABILITIES:
Long-term loans                                                    12,599            11,631
Capital leases                                                      2,367             2,051
Accrued severance pay                                               3,270             3,421
Other long-term liabilities                                         2,763             2,942
Deferred income taxes                                               2,224             2,174
                                                                ---------         ---------
   TOTAL LONG-TERM LIABILITIES                                     23,223            22,219

Redeemable non-controlling interest                                   690               702
                                                                ---------         ---------
EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 100,000,000 shares at December 31, 2009 and
March 31, 2010; Issued and outstanding:  16,592,345 and
16,773,596 shares at December 31, 2009 and March 31, 2010,
respectively                                                           37                38
Additional paid-in capital                                         68,230            69,844
Accumulated other comprehensive income                             (1,122)           (2,577)
Retained earnings                                                  24,795            28,488
                                                                ---------         ---------
   Total Shamir Optical Industry Ltd. Shareholders' equity         91,940            95,793
Non-controlling interests                                           2,822             3,303
                                                                ---------         ---------
   TOTAL  EQUITY                                                   94,762            99,096
                                                                ---------         ---------
   TOTAL LIABILITIES AND EQUITY                                 $ 163,714         $ 163,544
                                                                =========         =========

(1) Net of allowance for doubtful accounts of $ 3,076 and $ 3,088 as of December
31, 2009 and March 31, 2010, respectively

                                                      Three Months Ended March 31,
                                                        -----------------------
                                                          2009          2010
                                                        --------       --------
                                                      (Unaudited)    (Unaudited)

Revenues, net                                           $ 33,920       $ 40,095
Cost of revenues                                          16,065         18,257
                                                        --------       --------
Gross profit                                              17,855         21,838

Operating Expenses:
             Research and development costs                  741          1,089
             Selling and marketing expenses                9,865         11,170
             General and administrative expenses           3,380          4,114
                                                        --------       --------
Total operating expenses                                  13,986         16,373
                                                        --------       --------
Operating income                                           3,869          5,465

Financial expenses and other, net                            833            166
                                                        --------       --------
Income before taxes on income                              3,036          5,299
Taxes on income                                              867          1,277
                                                        --------       --------
Income after taxes on income                               2,169          4,022

Equity in earnings of affiliates, net                        (27)            (1)
Accretion of redeemable non controlling interest               -            107
                                                        --------       --------
Net income                                              $  2,196       $  3,916

Net income attributable to non-controlling
interests                                                     74            223
                                                        --------       --------
Net income attributable to Shamir Optical Industry
Ltd. Shareholders                                       $  2,122       $  3,693
                                                        ========       ========

Net earnings per share:
                Basic                                   $   0.13       $   0.22
                                                        ========       ========
                Diluted                                 $   0.13       $   0.22
                                                        ========       ========

Number of shares:
                Basic                                     16,424         16,679
                Dilutive                                  16,453         16,767